Modtech Holdings, Inc.
2830 Barrett Avenue
Perris, CA 92751

April 6, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC. 20549-2000

Attn: Brigitte Lippmann

Re:	Modtech Holdings, Inc. Registration Statements on Form S-3 Each Filed on February 23, 2007 File No. 333-19902 and 333-139899

Ladies and Gentlemen:

On behalf of Modtech Holdings, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the staff letter dated March 15, 2007 regarding the above-referenced Registration Statements. Our references to “comment” below correspond to the paragraph numbers of the staff’s letter.

Comment 1. The registration numbers have been revised.

Form S-3 File No. 333-139902

Comment 2. The disclosure has been clarified to reflect that the selling stockholder does not own any convertible securities and to state who now owns the warrants issued in connection with the note.

Comment 3. The additional shares were issued pursuant to a term sheet which is now referenced in the prospectus. The exhibit index has been updated to reflect the term sheet and the original securities purchase agreement and related documents.

Securities and Exchange Commission
April 6, 2007

Form S-3 File No. 333-139899

Comment 4. The number of shares being registered has been reduced to 1,400,560 which is less than 1/3 of the registrant's public float.

Comment 5. The prospectus has been updated to reflect the February 26, 2007 conversion of the convertible note.

Comment 6. Our responses to the staff's comments 6, 7, 8, 9 and 11 in the staff comment letter dated February 6, 2007 have been added to the Selling Stockholder section of the prospectus.

Comment 7.  Our response to comment 8 in the staff's comment letter dated February 6, 2007 indicated that no principal payments would be made prior to the complete conversion of the note. The prospectus sets forth in Table I under the Selling Stockholder section all payments made to the selling stockholder and its affiliates prior to the complete conversion of the note.

Comment 8. The combined total possible profit to be realized as a result of the conversion discount is set forth in Table III under the Selling Stockholder section of the prospectus. The only profit that can be calculated is that on the conversion discount. As indicated in footnote 4 to the table, the exercise price of the warrants exceeded the market price of the company's shares on the date of issuance. The exercise price is still at a premium to the market price of the shares.

Comment 9.  The agreements between the issuer and the selling stockholder regarding the transactions in connection with the sale of the convertible note have been added to the exhibit index. There are no agreements between the issuer and any affiliates of the selling stockholder.

Sincerely,

/s/ Dennis Shogren
Dennis Shogren
Chief Executive Officer